Exhibit (3)(ii)
                      CURTISS-WRIGHT CORPORATION

                             By-Laws
                            Article 5

                    Amended Sections 4 and 5
                    (Effective May 11, 1993)


     SECTION 4. Chairman. The Chairman shall function under the general supervision of the Board of Directors. During any period in which there is a vacancy in the office of President, the chairman shall, pending action by the Board, perform the duties and exercise the powers of the President. The Chairman shall advise the Directors as to matters affecting the overall policy of the corporation, including its strategic direction. On behalf of the Board, the Chairman also shall be responsible for the general oversight of the management of the Corporation. He shall preside, when present, at all meetings of the stockholders and of the Board of Directors and shall see to it that appropriate agendas are developed for such meetings. He shall have such other powers and duties (if any) as may from time to time be committed to him by the Board of Directors or by any Committee constituted pursuant to
Article IV of these by-laws with power for the purpose.

     SECTION 5. President. Under the general oversight of the Chairman and supervision of the Board of Directors, the President shall have general and active management of the business, affairs and property of the Corporation. He shall preside, when the Chairman is not present, at all meetings of the stockholders and of the Board of Directors. He shall have general authority to execute bonds, mortgages, deeds, contracts and other instruments in the name of the Corporation; to sign any or all certificates of stock of the Corporation; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of operations may require; and to fix their compensation, subject to the provisions of these by-laws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the President, and, in general, he shall have all the duties and powers usually appertaining to the office of president or a corporation, except as otherwise provided in these by-laws. In the absence of the President, his duties shall be performed and his powers may be exercised by the Vice Presidents, as shall be designated by the President, or the Chairman, subject in either case to review and superseding action by the Board of Directors.


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